For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com

Tikcro Technologies Announces 2010 Annual General Meeting

TEL AVIV, Israel,  October 25, 2010 – Tikcro Technologies Ltd. (OTCBB: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on November 30, 2010 at 3:00 p.m. Israel time, at the Company's offices, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	reelection of Eric Paneth and Izhak Tamir to the Board of Directors;

(2)	reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors; and

(3)	consideration of audited financial statements for the year ended December 31, 2009.

Items 1 and 2 require the approval of a simple majority of the shares voted on the matter.  Item 3 will not involve a vote of the shareholders. The record date for the meeting is October 26, 2010. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Biocancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, BioCancell is conducting the following clinical trials in Israel and in the U.S. using BC-819:
  -Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer;
  -Phase I/IIa clinical trial for the treatment of pancreatic cancer; and
  -Phase I/IIa clinical trial for the treatment of ovarian cancer.

For more information, visit Tikcro website at www.tikcro.com.